South China Morning Post (Thursday, 7th March 2002)

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS WAIVER APPLICATION

On 1 March 2002, TVBSE, a wholly owned subsidiary of TVB, has entered into the Agreements with CITVC under which TVBSE appointed CITVC as its exclusive agent in relation to (i) the distribution of TVB8 Channel and Xing He Channel owned by TVBSE to hotels of 3 to 5 stars and authorised commercial establishments in PRC; and (ii) the sale and distribution of integrated receiver decoders to these authorised reception parties to receive the channels.

On the subscription of shares in the JV Company, CITVC will ultimately become a substantial shareholder of the JV Company which will become a non wholly-owned subsidiary of TVB. Accordingly, CITVC will become a connected person of TVB and each of the Agreements will constitute a connected transaction of TVB under the Listing Rules.

As the transactions under the Agreements are to take place on an ongoing basis for a period of 5 years from commencement in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue a press announcement in respect of the transactions for each of the subsequent financial years, subject to the relevant caps of (i) HK$2,400,000 for the payment to CITVC of carriage and agency fee under the Agreements, and (ii) HK$10,000,000 for the payment by CITVC of share of net monthly subscription revenue for each financial year and other conditions as set out in the section headed "Continuing Connected Transactions: Waiver Conditions" in this announcement.

RELATIONSHIP WITH CITVC

On the subscription of shares in the JV Company, CITVC's wholly-owned subsidiary will become a substantial shareholder of the JV Company which will become a non wholly-owned subsidiary of TVB. Accordingly, CITVC will become a connected person of TVB. At present, CITVC and its ultimate beneficiaries are independent and not connected with the substantial shareholders, directors and chief executive of TVB or any of its subsidiaries or any of their respective associates.

CONNECTED TRANSACTIONS

Background

On 1 March 2002, TVBSE, a wholly owned subsidiary of TVB, has entered into the Agreements with CITVC under which TVBSE appointed CITVC as its exclusive agent in relation to (i) the distribution of TVB8 Channel and Xing He Channel owned by TVBSE to hotels of 3 to 5 stars and authorised commercial establishments in PRC; and (ii) the sale and distribution of integrated receiver decoders to these authorised reception parties to receive the channels.

Details of the Agreements

Pursuant to the Agreements, TVBSE appointed CITVC as its exclusive agent (i) to distribute TVB8 Channel and Xing He Channel to hotels of 3 to 5 stars and authorised commercial establishments in PRC and (ii) to sell and distribute integrated receiver decoders to these authorised reception parties. In this connection, TVBSE shall authorise CITVC to enter into subscription agreements with the authorised reception parties.

Each of the Agreements is for a term of 5 years commencing from the date on which approval by State Administration of Radio, Film and Television of the signed Agreements is granted. Under the Agreements, the parties acknowledge that State Administration of Radio, Film and Television and CITVC have the censorship authority over the content of the channels. If any part of the channel content is contrary to any law or regulation of PRC or contains materials which is deemed as inappropriate, CITVC may at its sole discretion suspend transmission of the signal of the relevant channel and shall notify TVBSE forthwith to be followed by an explanation and undertaking from TVBSE that such incidence will not happen in the future. Subject to the performance of the terms and conditions of the Agreements by TVBSE, CITVC shall exercise its discretion whether to continue the Agreements at the expiry of every period of 12 months during the subsistence of the Agreements.

The fees payable for the transactions under the Agreements are as follows:-

1. *TVB8 Channel Agreement*
   For TVB8 Channel which is a free to air channel, TVBSE will pay to CITVC an annual carriage fee of US$100,000 (HK$780,000) and an annual agency fee of RMB$300,000 (HK$288,000). The first payment shall be made upon commencement of the same. Subsequent year's payment shall be payable in accordance with the terms of the invoice.

(ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;

(iii) the transactions have been entered into in accordance with the terms of the Agreements; and

(iv) the Cap Amount has been exceeded;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions under the Agreements in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above; and

(f) TVB and its subsidiaries shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the Agreements as mentioned above are altered, or if the Group enters into new arrangements or agreements with CITVC in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the transactions under the Agreements belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements within a reasonable time.

PRINCIPAL ACTIVITIES OF THE GROUP, TVBSE AND CITVC

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities, including the operation of satellite channels in PRC.

TVBSE is principally engaged in provision of satellite and subscription television programmes and advertising sales services.

CITVC is in the business of programme production, programme licensing and other related activities.

2. *Xing He Channel Agreement*

For Xing He Channel which is a subscription channel, TVBSE will pay CITVC an annual carriage fee of US$100,000 (HK$780,000). The first payment shall be made within one month from the commencement date of the same. Subsequent year's payment shall be payable in accordance with the terms of the invoice.

CITVC will pay TVBSE a certain percentage share of the net monthly subscription revenue (after deduction of 5.5% profit tax) derived from Xing He Channel.

The subscribers are required to purchase the integrated receiver decoders direct from CITVC which is responsible for providing maintenance service during the one year warranty period.

Condition of the Agreements

The Agreements are conditional upon the approval of the State Administration of Radio, Film and Television having been granted and may be terminated if the approval is not granted within 6 months from the date of execution of the Agreements, i.e. 1 March 2002. As the relevant approval was obtained on 1 March 2002. The Agreements have become unconditional.

The above Hong Kong dollars equivalent amounts are calculated based on the exchange rate of HK$7.8 = US$1, HK$0.96 = RMB$1.

REASONS FOR THE AGREEMENTS

TVBSE and CITVC entered into the Agreements with the principal terms contained in this announcement, pursuant to the relevant rules and regulations of relevant authorities of PRC in relation to foreign satellite channel. The entry into the Agreements is on normal commercial terms.

By entering into the Agreements, the Group will benefit from additional revenue in advertising and subscription fees generated from the channels (as the case may be). In addition, there will be exposure of the Group's television channels in PRC.

CONTINUING CONNECTED TRANSACTIONS : WAIVER CONDITIONS

The transactions under the Agreements are to take place on a continuing basis from 1 March 2002 to 28 February 2007 in accordance with the provisions thereof. TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue a press announcement for each of the subsequent financial years in respect of the continuing connected transactions thereunder (because it is burdensome to issue a press announcement in relation to each of the Agreements in each of the subsequent financial years for the remainder of the term). If granted, the waiver will be conditional on the basis that the aggregate amount under the Agreements for each financial year of the Group shall not exceed the relevant caps amount of (i) HK$2,400,000 for the payment to CITVC of carriage and agency fee under the Agreements, and (ii) HK$10,000,000 for the payment by CITVC of share of net monthly subscription revenue, (together "Cap Amount") and will also be subject to the following conditions:

(a) the transactions shall be:

  (i) entered into in the ordinary and usual course of business of TVB;

  (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

  (iii) entered into in accordance with the terms of the Agreements;

(b) the aggregate amount of the transactions under the Agreements for each financial year of TVB shall not exceed the caps amount of (i) HK$2,400,000 for the payment to CITVC of carriage and agency fee under the Agreements, and (ii) HK$10,000,000 for the payment by CITVC of share of net monthly subscription revenue, in that financial year;

(c) the independent non-executive directors of TVB shall review the transactions under the Agreements annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

  (i) the transactions have received the approval of TVB's board of directors;

RELATIONSHIP WITH CITVC AND IMPLICATIONS UNDER THE LISTING RULES

On the subscription of shares in the JV Company, CITVC will become a connected person of TVB. Accordingly, each of the Agreements will constitute a connected transaction of TVB under the Listing Rules.

The directors of TVB, including the independent non-executive directors, consider that the terms of the Agreements are fair and reasonable and in the interests of the shareholders of TVB and the Agreements have been entered into in the ordinary and usual course of business of TVB and on normal commercial terms.

As the value of the consideration paid or received by TVBSE under each of the Agreements is and will be less than 3% of the consolidated net tangible assets of TVB for the years during the continuance of the Agreements on an annual basis, no shareholder approval is required.

Details of the Agreements will be included in the next published annual report and accounts of TVB pursuant to Rule 14.25(1) of the Listing Rules during the continuance of the Agreements.

DEFINITIONS

"Agreements"	TVB8 Channel Agreement and Xing He Channel Agreement, collectively
"CITVC"	China International Television Corporation, a company incorporated in PRC being a wholly-owned subsidiary of China Central Television, and will become a connected person of TVB
"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"JV Company"	the joint venture company to be established in Hong Kong pursuant to the Joint Venture Agreement dated 2 November 2001 entered into by TVB and CITVC as announced by TVB on 5 November 2001
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"TVB8 Channel"	a 24-hour general entertainment channel owned by TVBSE
"TVB8 Channel Agreement"	the agreement dated 1 March 2002 entered into by TVBSE and CITVC in relation to the distribution of TVB8 Channel to hotels of 3 to 5 stars and authorised commercial establishments in PRC and to sell and distribute integrated receiver decoders in PRC as described in this announcement
"TVBSE"	TVB Satellite TV Entertainment Limited, a company incorporated in Bermuda and a wholly owned subsidiary of TVB
"US$"	United States dollars, the lawful currency of the United States of America
"Xing He Channel"	a 24-hour channel for drama serial programmes owned by TVBSE
"Xing He Channel Agreement"	the agreement dated 1 March 2002 entered into by TVBSE and CITVC in relation to the distribution of Xing He Channel to hotels of 3 to 5 stars and authorised commercial establishments in PRC and to sell and distribute integrated receiver decoders in PRC as described in this announcement

By Order of the Board
Television Broadcasts Limited
T.K. Ho
Company Secretary

6 March 2002, Hong Kong